FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2007

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:....................................................... 926 West Sprague Avenue
                                                                                              Suite 200
                                                                                              Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934: Yes No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release
October 31, 2007

GOLD RESERVE ANNOUNCES CONFERENCE CALL TO DISCUSS 2007 THIRD QUARTER
RESULTS

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project or the Choco 5 exploration project, constitute
"forward-looking statements" within the meaning of the United States Private Securities Litigation Reform
Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-
looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in
Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates);
risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued
participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-
looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                            GOLD RESERVE INC.
                                                                                                                  (Registrant)

                                                                                                   By: s/ Robert A. McGuinness
                                                                                                              Vice President – Finance & CFO
                                                                                                              October 31, 2007

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number                                                                                                          Description
99.1 News Release

                                                                                                                            NR-07-17

            GOLD RESERVE ANNOUNCES CONFERENCE CALL
                 TO DISCUSS 2007 THIRD QUARTER RESULTS

October 31, 2007 - Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) will hold a conference call to discuss 2007 third quarter results on Monday, November 19, 2007 at
4:30 p.m. Eastern time (1:30 p.m. Pacific time).

Anyone interested in participating in the call should dial (866) 362-4829 if calling within
Canada or the United States; if calling internationally dial (617) 597-5346. The participant passcode is 38787661.

A replay of the call will be available through November 26, 2007 by dialling (888) 286-
8010. International callers can dial (617) 801-6888. The participant pass code is
53772582.

Gold Reserve Inc. is a Canadian company developing the Brisas gold/copper project and the Choco 5 gold exploration property in mineral-rich southeastern Venezuela. The
Company operates in a region of Venezuela with excellent geology, low energy costs, favorable climate and topography and a supportive local community. The Brisas mineral reserve is currently estimated to contain 10.4 million ounces of gold and 1.3 billion pounds of copper. In addition, Gold Reserve has also recently commenced drilling at its
Choco 5 property in the El Callao region of Venezuela.

FOR FURTHER INFORMATION:
Internet – www.goldreserveinc.com

Investor Information
Rubenstein Investor Relations
Tim Clemensen
212-843-9337
tclemensen@rubensteinir.com

Company Contact
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634